

September 1, 2010

<u>Via Facsimile (713) 238-7485 & U.S Mail</u>
Daniel W. Amidon, Esq.
PDC 2004-A, B, C, D Limited Partnerships
1775 Sherman Street, Suite 3000
Denver, CO 80203

> **RE: PDC 2004-A Limited Partnership**
> **PDC 2004-B Limited Partnership**
> **PDC 2004-C Limited Partnership**
> **PDC 2004-D Limited Partnership**
> **Amendments to Schedules 13E-3 filed by PDC 2004-A, B, C & D Limited Partnerships, Petroleum Development Corporation and DP 2004 Merger Sub, LLC, Gysle R. Shellum Barton R. Brookman, Jr. and, Daniel W. Amidon**
> **File Nos. 000-85550, 005-85564, 005-85565, and 005-85566**
> **Filed August 19, 2010, August 24, 2010 (PDC 2004-B, C) and August 26, 2010 (PDC 2004-D)**
>
> **Amendment No. 1 to Preliminary Proxy Statements on Schedule 14A**
> **File Nos. 000-51218, 000-51219, 000-51220 and 000-51221**
> **Filed August 19, 2010, August 24, 2010 (PDC 2004-B-C) and August 26 (PDC 2004-D)**

Dear Mr. Amidon:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Mr. Daniel Amidon
PDC 2004-A Limited Partnership
PDC 2004-B Limited Partnership
PDC 2004-C Limited Partnership
PDC 2004-D Limited Partnership
September 1, 2010
page 2

Schedule 13E-3/A

General

1. Unless otherwise indicated, please note that each comment applies to each of
    PDC-2004-A, PDC 2004-B, PDC 2004-C or PDC 2004-D.

PRER14/A

Summary Term Sheet

Fairness of the Transaction, page 4

2. Revise to clarify that the special committee, on behalf of PDC, in reaching its
    conclusion as to the fairness of the transaction, also considered the procedural and
    substantive fairness of the transaction to unaffiliated investors.

Special Factors, page 12

Background to the Merger, page 12

3. Given the board's consideration of the Put Right at various stages preceding the
    finalization of the merger agreement, revise to set forth the relevant dollar amount
    equivalent of 4.0x the cash flow for each partnership at the points in time during
    the fall of 2009 and spring of 2010 when the board formally met and discussed
    the Put Right.

4. We note your response to prior comment 14. Please further supplement your
    disclosure and disclose all multiples considered for each partnership that was in
    excess of the 4.5x the cash flow for the relevant 12 month period. Further, please
    provide the dollar amount equivalent per unit that this would have represented.

5. We refer to prior comment 14 and the revisions made to the proxy statement. The
    disclosure notes PDC's belief was based on its "subjective understanding of
    limited partner expectations, that 4.5x was probably the minimum multiple for
    historic distributions which would be accepted by limited partners." Further
    supplement your disclosure to clarify whether PDC considered a maximum
    multiple it was willing to offer and the reasons, if any, for the rejection thereof for
    each partnership.

Mr. Daniel Amidon
PDC 2004-A Limited Partnership
PDC 2004-B Limited Partnership
PDC 2004-C Limited Partnership
PDC 2004-D Limited Partnership
September 1, 2010
page 3

6. For each partnership, disclose the dollar amount of the merger consideration being offered per unit expressed as a multiple of cash flows for the most recent period ended June 30, 2010. Please note our subsequent comment.

7. We note your disclosure stating that the merger value should be equal to or greater than 4.5 times the estimated aggregate distributions per limited partnership unit for the twelve months ending June 30, 2010. We refer to PDC 2004-A, C, and D. On page 31, you disclose each partnership's aggregate distributions per limited partnership unit for the twelve months ended June 30, 2010. It appears that the minimum merger value as calculated based on 4.5 times the distribution amount is greater than the merger value per limited partnership unit. Please reconcile and explain the difference.

Position of the Partnership Affiliates as to the Fairness of the Merger to Investors, page 18

8. We note disclosure that the Partnership Affiliates did not undertake "a formal evaluation" of the fairness of the merger to the investors. Please explain the reason for such qualifying language given the Partnership Affiliates' discussion of the factors they have considered on pages 19-21. Please revise or advise.

9. Please revise to clarify the reasons why the Partnership Affiliates chose not to consider historical prices. For example, explain in further detail the characteristics of the markets and industry conditions that the Partnership Affiliates considered and why the Partnership Affiliates did not believe such markets or industry conditions were sufficiently similar and/or representative of the present market and/or industry conditions.

Fairness of the Merger; Recommendation of the Special Committee, page 21

10. We partially reissue prior comment 16. It does not appear that the special committee separately addressed each of the factors referenced in Item 1014 of Regulation M-A in reasonable detail. Please revise.

Alternatives to the Merger, page 31

11. We note your response to prior comment 22. Please supplementally confirm by reference to the constitutive documents of the partnership and any amendments thereto, that the managing general partnership's interest cannot be converted into or exchanged for a limited partnership interests within the sixty day timeframe specified in Exchange Act Rule 13d-3(d)(1)(i).

Mr. Daniel Amidon
PDC 2004-A Limited Partnership
PDC 2004-B Limited Partnership
PDC 2004-C Limited Partnership
PDC 2004-D Limited Partnership
September 1, 2010
page 4

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Mr. Daniel Amidon
PDC 2004-A Limited Partnership
PDC 2004-B Limited Partnership
PDC 2004-C Limited Partnership
PDC 2004-D Limited Partnership
September 1, 2010
page 5

You may contact Suying Li at (202) 551-3335 or, in her absence, Shannon Buskirk at (202) 551-3717 with any questions on the accounting comments. Please direct all other questions to the undersigned at (202) 551-3757. You may also contact me via facsimile at (202)772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc: Henry Havre, Esq.